

January 16, 2014

<u>Via E-mail</u>
Mr. Gary Berthold
Chief Executive Officer
InoLife Technologies, Inc.
6040-A Six Forks Road, #135
Raleigh, NC   27609

> **Re: InoLife Technologies, Inc.**
> **Form 10-Q for the quarter ended September 30, 2013**
> **Filed January 10, 2014**
> **File No.   000-50863**

Dear Mr. Berthold:

Rule 10-01(d) of Regulation S-X requires that interim financial statements filed under cover of Form 10-Q be reviewed by an independent public accountant using applicable professional standards and procedures. It has come to our attention that your September 30, 2013 Form 10-Q may not comply with this requirement. If our information is incorrect, please advise us in writing immediately. Your response may be sent by facsimile to 703-813-6986.

If the interim financial statements were not reviewed by an independent public accountant prior to the filing of the Forms 10-Q, the 10-Q will not be considered to have been filed in a timely manner for purposes of Form S-3. In addition, until you have obtained a review of your interim financial statements filed under cover of Form 10-Q, registration statements under the Securities Act of 1933 and post-effective amendments to registration statements will not be declared effective. In addition, offerings should not be made pursuant to effective registration statements, including Form S-8, or pursuant to Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until the required review is completed.

You should immediately amend the Form 10-Q to prominently disclose in the notes to the financial statements that the financial statements were not reviewed. Also, you should label the columns of the financial statements as "Not Reviewed". Once the review of the financial statements have been completed by an independent registered accountant, file an amendment to the Form 10-Q to remove the disclosures regarding the lack of a SAS 100 review.

Refer to Item 4 of your Form 10-Q. If the financial statements in your Form 10-Q were not reviewed when previously filed, you should reevaluate the disclosures in your Form 10-Q and other periodic reports regarding the adequacy of the company's disclosure controls and procedures and the certifications filed with your Form 10-Q regarding both disclosure controls and internal controls, in light of the lack of a review. Please revise the disclosures accordingly in the amended Form 10-Q.

If we have not received information within 10 business days from you indicating your compliance with the requirement for independent review of the interim financial statements, we will consider what further action, if any, may be necessary under the circumstances.

If you have any questions, please call Joe Cascarano, Staff Accountant, at (202) 551-3376.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director